UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . . . 2.50
FORM 12b-25	SEC FILE NUMBER 001-31972
NOTIFICATION OF LATE FILING	CUSIP NUMBER 879604106

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR
☐	Form N-CSR
For Period Ended: December 31, 2011
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Telkonet, Inc.
Full Name of Registrant
Former Name if Applicable 10200 Innovation Drive, Suite 300
Address of Principal Executive Office (Street and Number) Milwaukee, Wisconsin 53226

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Management of Telkonet, Inc (the “Company”) has recommended, and the Company’s Audit Committee has concluded, that the Company’s audited consolidated financial statements for the year ended December 31, 2010 included in its 2010 Annual Report on Form 10-K, as well as the interim consolidated financial statements for 2011 and 2010 included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 will need to be restated as a result of certain adjustments.

As described in the Form 8-K filed on March 15, 2012, the restatement will be required in large part due to the aggregate impact of the Company’s under accrual of sales tax, interest and penalties, which amounted to approximately $815,000 for the periods including and prior to September 30, 2011. In addition, during the course of the Company’s 2011 financial close process, management has become aware of other potential adjustments related to previously reported financial information and is in the process of completing such analysis. The Company currently anticipates that these other adjustments will include adjustments to: deferred lease liability; accrued expenses; accrued warranty and accumulated depreciation. The process of preparing the audited financial statements to be included in the Form 10-K for the fiscal year ended December 31, 2011, including the Company’s evaluation of goodwill for impairment, is on-going and the identification of additional adjustments is possible.

The restatement process has resulted in delays in obtaining and compiling the financial data necessary to complete the restatement and prepare the Company’s financial statements for the fiscal year ended December 31, 2011. As a result, the Company has been unable to complete the preparation and review of its Annual Report on Form 10-K for the period ended December 31, 2011 in time to file it by the prescribed deadline of March 30, 2012 without unreasonable effort and expense. The Company is working diligently in order to file its Form 10-K for the fiscal year ended December 31, 2011 by no later than the fifteenth calendar day following the prescribed deadline, or April 16, 2012; however the Company can provide no assurance that it will be able to file its Form 10-K within such time period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification Richard E. Mushrush 414 302-2260 (Name) (Area Code) (Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the restatement process has resulted in delays in obtaining and compiling the financial data necessary to complete the restatements and prepare the Company’s financial statements for the fiscal year ended December 31, 2011. Net revenues for the year ended December 31, 2011 are expected to be approximately $11.2 million, an increase of 2% over prior year. As a result, a reasonable estimate of the Company’s other results cannot be made as of the time of this filing.

                    Telkonet, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2012	By /s/ Richard E. Mushrush
Richard E. Mushrush
Controller and Acting Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).